UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

innogy Finance B.V.

(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Netherlands
 (Jurisdiction of Subject Company’s Incorporation or Organization)

innogy SE
(Name of Person(s) Furnishing Form)

EUR 980,000,000 5.125% Fixed Rate Notes due July 23, 2018 (ISIN: XS0172851650) (the 2018 Notes)
EUR 1,000,000,000 6.625% Fixed Rate Notes due January 31, 2019 (ISIN: XS0399647675) (the 2019 Notes)
EUR 750,000,000 1.875% Fixed Rate Notes due January 30, 2020 (ISIN: XS0878010718) (the 2020 Notes)
GBP 570,000,000 6.500% Fixed Rate Notes due April 20, 2021 (ISIN: XS0127992336) (the April 2021 Notes)
EUR 1,000,000,000 6.500% Fixed Rate Notes due August 10, 2021 (ISIN: XS0412842857) (the August 2021 Notes)
GBP 500,000,000 5.500% Fixed Rate Notes due July 6, 2022 (ISIN: XS0437307464) (the 2022 Notes)
GBP 487,500,000 5.625% Fixed Rate Notes due December 6, 2023 (ISIN: XS0170732738) (the 2023 Notes)
EUR 800,000,000 3.000% Fixed Rate Notes due January 17, 2024 (ISIN: XS0982019126) (the 2024 Notes)
GBP 760,000,000 6.250% Fixed Rate Notes due June 3, 2030 (ISIN: XS0147048762) (the 2030 Notes)
GBP 600,000,000 4.750% Fixed Rate Notes due January 31, 2034 (ISIN: XS0735770637) (the 2034 Notes)
GBP 1,000,000,000 6.125% Fixed Rate Notes due July 6, 2039 (ISIN: XS0437306904) (the 2039 Notes)
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable)

Volker Heischkamp
innogy SE
Opernplatz 1
45128 Essen, Germany
Telephone: +492011215185
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

1.1	English translation of the Consent Solicitation Memorandum by innogy Finance B.V. and innogy Finance II B.V. published on November 17, 2016.

1.2	Press release, published on November 15, 2016.

1.3	IIIA announcement, published on November 15, 2016.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibits 1.1, 1.2 and 1.3.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Commission on November 17, 2016.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

innogy SE

By:	/s/ Dr. Stephen Lowis
Name:	Dr. Stephen Lowis
Title:	Head of Finance and Investor Relations

Date: November 17, 2016

innogy SE

By:	/s/ Dr. Volker Heischkamp
Name:	Dr. Volker Heischkamp
Title:	Leiter/Head of Treasury

Date: November 17, 2016